EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

					Nine-Month
	Years Ended December 31,				Period Ended		Years Ended March 31,
	2008		2007		December 31, 2006		2006		2005

Fixed Charges, as defined*
Interest expense	$343		$314		$215		$280		$267
Estimated interest portion of rentals charged to expense	6		8		6		10		9
Preferred dividends of wholly owned subsidiaries	-		-		-		-		-

Total fixed charges	$349		$322		$221		$290		$276

Earnings, as defined*
Income (loss) from continuing operations	$458		$439		$161		$361		$252
Add (deduct):
Provision for income taxes	238		220		86		199		169
Minority interest	-		-		-		-		-
Undistributed loss (income) of less than 50% owned affiliates	-		-		-		-		-
Fixed charges as above	349		322		221		290		276

Total earnings	$1,045		$981		$468		$850		$697

Ratio of earnings to fixed charges	3.0	x	3.0	x	2.1	x	2.9	x	2.5	x

* Fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly owned subsidiaries. Excluded from the fixed charges is interest on income tax contingencies that is included in income tax expense on the consolidated statements of income. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority - owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.